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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*



                                LIVEPERSON, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   538146 10 1
                           --------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

      |_| Rule 13d-1(b)

      |_| Rule 13d-1(c)

      |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











 POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
  IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY
                            VALID OMB CONTROL NUMBER.




                               Page 1 of 4 pages
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CUSIP NO. 538146 10 1
          -----------

-------------------------------------------------------------------------------
 1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     ROBERT P. LoCASCIO
-------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  / /

     (b)  / /
-------------------------------------------------------------------------------
 3.  SEC Use Only


-------------------------------------------------------------------------------
 4.  Citizenship or Place of Organization    UNITED STATES CITIZEN


-------------------------------------------------------------------------------
  Number of    5.  Sole Voting Power           6,835,713

   Shares
               ----------------------------------------------------------------
Beneficially   6.  Shared Voting Power         0

  Owned By
               ----------------------------------------------------------------
    Each       7.  Sole Dispositive Power      6,835,713

  Reporting
               ----------------------------------------------------------------
   Person      8.  Shared Dispositive Power    0

    With:
-------------------------------------------------------------------------------
 9. Aggregate Amount Beneficially Owned by Each Reporting Person      6,835,713

-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions)        / /

-------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)   20.2%


-------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)   IN


-------------------------------------------------------------------------------


                               Page 2 of 4 pages
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ITEM 1.

   (a)  Name of Issuer: LIVEPERSON, INC.

   (b) Address of Issuer's Principal Executive Offices: 330 WEST 34TH STREET, 10TH FLOOR, NEW YORK, NEW YORK 10001

ITEM 2.

   (a)  Name of Person Filing: ROBERT P. LOCASCIO

   (b) Address of Principal Business Offices or, if none, Residence: C/O LIVEPERSON, INC., 330 WEST 34TH STREET, 10TH FLOOR, NEW YORK, NEW
               YORK 10001

   (c)  Citizenship: UNITED STATES CITIZEN

   (d)  Title of Class of Securities: COMMON STOCK, PAR VALUE $0.001 PER SHARE

   (e)  CUSIP Number: 538146 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

   Not applicable.

ITEM 4. OWNERSHIP

   (a)  Amount Beneficially Owned:   6,835,713.
                                   -----------
   (b)  Percent of Class:    20.2%.
                          --------

   (c)  Number of shares as to which such person has:

        (i)   Sole power to vote or to direct the vote:       6,835,713.
                                                        ---------------
        (ii)  Shared power to vote or to direct the vote:               0.
                                                          ---------------
        (iii) Sole power to dispose or to direct the disposition of:  6,835,713.
                                                                     ----------
        (iv)  Shared power to dispose or to direct the disposition of:        0.
                                                                       --------

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

   Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

   Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

   Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

   Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

   Not applicable.


ITEM 10. CERTIFICATION

   Not applicable.


                                Page 3 of 4 pages
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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                                               February 13 , 2001
                               -------------------------------------------------
                                                      Date

                                             /s/ Robert P. LoCascio
                               -------------------------------------------------
                                                   Signature

                                               Robert P. LoCascio
                               -------------------------------------------------
                                                   Name/Title




                               Page 4 of 4 pages